UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                        DIAMOND MULTIMEDIA SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   252714-10-0
                               ------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

--------------------------------------------------------------------------------
CUSIP No.:  252714-10-0
--------------------------------------------------------------------------------
 1    Names of Reporting Persons:   Chong-Moon Lee
      I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions):
 2    (a)  |_|
      (b)  |_|
--------------------------------------------------------------------------------
 3    SEC Use Only:
--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization:     United States
--------------------------------------------------------------------------------
                        5   Sole Voting Power                          1,954,757
                           -----------------------------------------------------
   Number of Shares     6   Shared Voting Power                                0
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting     7   Sole Dispositive Power                     1,954,757
     Person With           -----------------------------------------------------
                        8   Shared Dispositive Power                           0
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by
      Each Reporting Person:                                           1,954,757
--------------------------------------------------------------------------------
 10   Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares (See Instructions):                            |_|
--------------------------------------------------------------------------------
 11   Percent of Class Represented
      by Amount in Row (9):                                                 5.5%
--------------------------------------------------------------------------------
 12   Type of Reporting Person (See Instructions):                            IN
--------------------------------------------------------------------------------

                             Page 2 of 5 Pages

ITEM 1.

         (a) Name of Issuer:

              Diamond Multimedia Systems, Inc.

         (b) Address of Issuer's Principal Executive Offices:

              2880 Junction Avenue
              San Jose, CA  95134-1922


ITEM 2.

         (a) Name of Person Filing:

              Chong-Moon Lee

         (b) Address of Principal Business Office or, if none, Residence:

              c/o AmBex Venture Group, LLC
              1245 Oakmead Parkway
              Sunnyvale, California  94086

         (c) Citizenship:

              United States

         (d) Title of Class of Securities:

              Common Stock

         (e) CUSIP Number:

              252714-10-0


ITEM 3.

         If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                                Page 3 of 5 Pages

         (e)  |_|  An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  |_|  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,954,757

         (b) Percent of class: 5.5%

         (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 1,954,757

             (ii) Shared power to vote or to direct the vote: 0

             (iii) Sole power to dispose or to direct the disposition of:
                   1,954,757

             (iv) Shared power to dispose or to direct the disposition of: 0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Shares reported in Item 4 include an aggregate of 510,546 shares held by certain charitable trusts, of which Mr. Lee is the Trustee. Assets of the trusts, including proceeds from the sale of

                                Page 4 of 5 Pages
securities, are distributable for charitable purposes as specified in the trusts, subject to periodic payments of unitrust amounts which are due to Mr. Lee under the provisions of the trusts.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 12, 1999.



                                                    /s/ CHONG-MOON LEE
                                            ------------------------------------
                                                      Chong-Moon Lee

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